Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Tarena International, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-333-204494 and No. 333-197226) on Form S-8 of Tarena International, Inc. of our report dated April 30, 2018, with respect to the consolidated balance sheets of Tarena International, Inc. as of December 31, 2016 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2017 annual report on Form 20-F of Tarena International, Inc.

/s/ KPMG Huazhen LLP
Beijing, China
April 30, 2018